Direct Dial: 212.468.4944

Personal Fax: 212.974.6969

Email: rnorton@dglaw.com

March 12, 2013

By Email

Cecelia Blye, Esq., Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 0-16350

Dear Ms. Blye:

On behalf of WPP plc (the “Company”), this letter responds to the comments received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated December 13, 2012 (the “Comment Letter”) pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission’s comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All dollar amounts are in U.S. dollars unless otherwise indicated and are approximations, in part because some were originally calculated in other currencies.

1.	Please tell us about your contacts with Iran, Syria and Cuba since your letters to us dated November 13, 2009 and December 9, 2009. In this regard, we note the disclosure on page 8 and elsewhere in your Form 10-K that you do business in Latin America, Africa and the Middle East, regions that include those countries. We note the disclosure on page 18 that the Group has no operations in Iran. We also note that the Ogilvy & Mather website lists an office in Syria. Your 10-K does not include information regarding contacts with Syria or Cuba.

As you know, Iran, Syria and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Cuba since your prior letters, whether through

Cecelia Blye, Esq.

Securities and Exchange Commission

March 12, 2013

subsidiaries, clients, affiliates or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

The limited activities that the Company has engaged in that are associated with Iran, Syria and Cuba are described below. To put the activities in these countries in context, the Company’s overall revenues in 2011 were more than $10 billion.

The discussion below is organized by principal operating unit.

JWT

The Company indirectly owns 40.2% of JWT Limited Liability, a Syrian company (“JWT LL”). This interest increased from 31.08% in 2009 and 33.0% in 2011 as a result of increases in the Company’s interest in an intervening holding company, JWT Middle East and North Africa (“JWT MENA”), from 53% in 2009 to 55% in 2011 and 67% in 2012. JWT LL provides advertising services to clients in Syria. JWT LL’s revenues associated with these services were $945,663 in 2009, $1,240,957 in 2010, $783,269 in 2011 and $232,987 in 2012. The Company’s proportionate share of these revenues was $300,721 in 2009, $394,624 in 2010, $258,479 in 2011 and $93,661 in 2012. The Company received dividends of $175,432 in 2009 and $239,876 in 2010. No distributions were made in 2011.

JWT does not have any assets, employees or operations in Iran. However, until December 31, 2010, JWT LLC, a United Arab Emirates company, obtained some services from an Iranian agency called Darvaag. JWT LLC billed clients on behalf of Darvaag but earned no revenues from Darvaag’s work. As of January 1, 2011, JWT LLC has ceased working for any client in Iran and has had no billings on behalf of clients with Darvaag.

Ogilvy & Mather Worldwide (“Ogilvy”)

The Company owns a minority interest (40%) in Memac Holding Inc., a Panamanian company, which, in turn, owns a minority interest (49%) in Memac Ogilvy Droubi (“Droubi”), a Syrian company that commenced operations in August 2009.

Cecelia Blye, Esq.

Securities and Exchange Commission

March 12, 2013

The Company’s effective interest in Droubi is therefore only 19.6%. Droubi provides advertising services to clients in Syria. Droubi’s revenues associated with these services were approximately $140,000 in 2009, $80,000 in 2010, $200,000 in 2011 and $124,000 in 2012. The Company’s proportionate share of these revenues over the last four years amounted to approximately $106,624. None of the revenue has been derived from governmental clients.

Memac Holding Inc. holds no interest in any company in Iran, but does use a third party Iranian-based agency called Medya Design Group to supply services to a client that requests fulfilment of services in Iran. Memac Holding Inc.‘s revenues in Iran in 2012 were $24,000. None of this revenue was derived from governmental clients.

The Kantar Group (“Kantar”)

Certain units of the Company’s Information, Insight and Consultancy segment, managed under the umbrella of Kantar, perform services for clients in Iran and Syria. For such purposes, these companies, including TNS Middle East & Africa Ltd. (“TNS”), AMRB, Milward Brown, Kantar Media and Kantar Health, subcontract the fieldwork to third party agencies.

TNS earned revenues in Syria of approximately $473,078 in 2009, $471,796 in 2010, $172,747 in 2011 and $122,693 in 2012. TNS earned revenues in Iran of $756,580 in 2009, $492,490 in 2010, $368,329 in 2011 and $0 in 2012. Milward Brown earned revenues in Iran of $120,000 in 2011. Kantar Media had revenues in Iran of $24,000 in 2009, $18,000 in 2010 and $26,000 in 2011 and had revenues in Syria of $43,000 in 2009, $327,000 in 2010, $256,000 in 2011 and $154,000 in 2012 and expects to earn $210,000 in 2013. Kantar Health’s unit KH Middle East North Africa (“KH MENA”) works with clients based either in Egypt or Dubai on projects that cover multiple countries, including Iran. The portion of the revenues associated with these projects that related to Iran came to $11,032 in 2009, $0 in 2010, $58,800 in 2011 and $97,984 in 2012. AMRB conducts analysis and reporting in Dubai on data collected by a client via third party agencies in Iran but has no direct dealings with any parties in Iran, although before 2011 AMRB staff occasionally traveled to Iran for presentations. AMRB’s revenues relating to this Iranian data came to $291,000 in 2009, $314,000 in 2010, $273,000 in 2011 and $102,000 in 2012. AMRB performed similar services for the same client relating to Syria and earned $120,000 in 2009, $155,000 in 2010, $22,000 in 2011 and $121,000 in 2012 for this work.

Cecelia Blye, Esq.

Securities and Exchange Commission

March 12, 2013

Milward Brown also performed some data collection work for one client involving a client-supplied sample that included a few email addresses in Cuba and Syria, but it is unclear whether any responses were received from those email addresses.

Hill & Knowlton

Since the dates of our letters to you in 2009, Hill & Knowlton has not had any business or contacts in Iran, Syria or Cuba.

Grey

A Grey agency in Berlin named Dorland provided advertising services in Germany on a project basis to a German company that is owned and operated by an Iranian. The services were provided during 2009 and 2010 and revenues totaled $110,000. Grey’s agency in Beirut, Lebanon, provided advertising services to a client in Syria until mid-2012. Revenues associated with this work were $121,000 in 2009, $50,000 in 2010, $184,000 in 2011 and $89,000 in 2012. Grey’s agency G2 Spain has been providing services to a Spanish client for use by its Cuban subsidiary since 2011. Revenues associated with this work were $41,000 in 2011 and $108,000 in 2012 and are expected to reach $31,000 in 2013. Grey’s affiliate in Costa Rica, Grey Jotabequ, provided marketing services to a Brazilian client for use in Cuba; revenues were $150,000 per year for 2009 through 2011.

GroupM

Certain units of the Company’s media investment management segment, managed under the umbrella of GroupM, perform services for clients in Iran and Syria. These units included MEC Dubai, MindShare MENA and MediaCom.

MEC Dubai arranged media bookings in Iran of $851,000 in 2011 for which it earned $26,400 in revenues. MEC Dubai arranged media bookings in Syria of $106,000 in 2011 for which it earned $0 in revenues. MEC Dubai also arranged one small media booking of KWD 68 in Syria in 2010. MEC Dubai had no other business relating to Iran, Syria or Cuba in 2009 through 2012.

MindShare MENA purchases media space in Iran and Syria. Media purchases in Iran are made through media representation houses located outside Iran. MindShare MENA arranged media bookings in Iran of $1,164,573 in 2009, $303,745 in 2010,

Cecelia Blye, Esq.

Securities and Exchange Commission

March 12, 2013

$2,159,978 in 2011 and $215,218 in 2012. The revenues associated with those activities amounted to $32,949 in 2009, $8,773 in 2010, $24,771 in 2011 and $42,930 in 2012. MindShare MENA arranged media bookings in Syria of $368,847 in 2009, $940,304 in 2010, $281,713 in 2011 and $82,085 in 2012. The revenues associated with those activities amounted to $20,545 in 2009, $22,029 in 2010, $7,063 in 2011 and $2,965 in 2012.

MediaCom arranged media bookings in Syria of $1,823,601 in 2009, $2,022,433 in 2010, $2,091,968 in 2011 and $201,028 in 2012, for which it earned revenues of $0 in 2009, $426 in 2010, $8,096 in 2011 and $0 in 2012. The media bookings in 2009 and 2010 were made though MindShare MENA and the bookings in 2011 and 2012 were made through JWT LL, so MediaCom received no commercial benefit in either case.

Y&R

The Company’s Menacom Group provides services to clients in the Middle East and North Africa. Subgroups, including Intermarkets (part of Y&R), Asda’a (part of Burson-Marsteller) and Wunderman use a company called Intermarkets Syria for work in Syria. The Company does not directly or indirectly hold any equity in Intermarkets Syria.

In 2009 Menacom Intermarkets Lebanon provided services to Intermarkets Syria worth $21,960. Menacom Intermarkets made service purchases from Intermarkets Syria of $14,230 in 2009 and $4,600 in 2010. Menacom Asda’a made service purchases from Intermarkets Syria of $9,940 in 2009 and $16,400 in 2010. Menacom Wunderman made service purchases from Intermarkets Syria of $8,000 in 2010 and $3,000 in 2011.

The Menacom Group also includes an associated entity in Jordan doing business under the names of Team (part of Y&R), Intermarkets MEC, Asda’a and Wunderman. The associate in Jordan made service purchases from suppliers in Syria worth $5,643 in 2009, $59,937 in 2010, $180,759 in 2011 and $96,570 in 2012.

2.

Please discuss the materiality of your contacts with Iran, Syria and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would

Cecelia Blye, Esq.

Securities and Exchange Commission

March 12, 2013

deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba.

The Company does not believe that its contacts with Iran, Syria and Cuba are material to its business. From a quantitative perspective, the Company’s contacts with these three countries are negligible. Its aggregate 2011 revenues associated with contacts with these countries amounted to approximately $1,700,000, or less than 0.017% of the Company’s overall 2011 revenues.

Given the quantitative insignificance of the contacts described above, and given that the contacts are focused exclusively on the provision of marketing communications services on behalf of multinational clients, the Company does not believe that its contacts with Iran, Syria and Cuba pose any investment risk for its security holders from a qualitative perspective, including any risk of a potential material adverse impact on the Company’s reputation and share value.

* * * *

On behalf of the Company we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the annual report on Form 20-F; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cecelia Blye, Esq.

Securities and Exchange Commission

March 12, 2013

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Ralph W. Norton

Cc:	Paul W. G. Richardson

Mark Povey, Esq.

Vicky Brown, Esq.

Curt Myers, Esq.